October 31, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX   863-425-5526

Mr. Richard G. Hunter
Chief Executive Officer and Chief Financial Officer
Food Technology Service, Inc.
502 Prairie Mine Road
Mulberry, FL 33860

        RE: **Food Technology Service, Inc.**
                Form 10-KSB/A for the year ended December 31, 2005
                Filed March 31, 2006
                File No. 000-19047

Dear Mr. Hunter:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

Item 13. Exhibits and Report on Form 8-K

1.   We note that your Form 10-KSB/A filed on March 31, 2006 does not include the
       certifications required by Item 601(b)(31) and (32) of Regulation S-B. Please file
       an amendment to include the required certifications. In addition, in future

amendments please include a note which summarizes the reason for such
amendment.

Financial Statements and Notes

Statements of Operations

2.   We note that your Statements of Operations include the line item 'Net Sales'.
        Please advise us and revise your disclosure in future filings to explain the
        components which create the net effect on your reported sales. In your response,
        please be as detailed as possible.

Note A, Summary of Significant Accounting Policies
Revenue Recognition

3.   We note that your Form 10-KSB for the year ended December 31, 2005 does not
        include revised disclosures for the items included in your August 16, 2005
        response letter to our comments on your Form 10-KSB for the year ended
        December 31, 2004. Specifically, you confirmed to us that you would expand
        your revenue recognition policy and your depreciable basis for Cobalt. Please
        advise.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when
you will provide us with a response. Please file your response on EDGAR. Please
understand that we may have additional comments after reviewing your responses to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement
from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

You may contact Kelly McCusker, Staff Accountant, at (202) 551-3433 or the undersigned at (202) 551-3431 if you have questions.

Sincerely,

Joshua S. Forgione
Assistant Chief Accountant